22003157

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Processing Section
MAR 01 2022
Washington DC
413

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SEC FILE NUMBER
8-47639

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Leaders Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 W. Dry Creek Circle, Suite 800
(No. and Street)

Littleton,	CO	80120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Benjamin Tiller	817-308-9007	ben@leadersgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP.
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard Suite 700	Denver	CO	
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Z. Jane Riley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Leaders Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BETTY J. VON TERSCH
Notary Public
State of Colorado
Notary ID # 19944020483
My Commission Expires 07-19-2023

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEC
Mail Processing
Section

MAR 01 2022

Washington DC
413

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as The Leaders Group, Inc.'s auditor since 2014.

Denver, Colorado
February 24, 2022

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note A-1)	$	8,834,286
Compensation receivables		5,252,907
Clearing deposit		50,000
Income tax receivable (Note E)		94,613
Total current assets	$	14,231,806
PROPERTY AND EQUIPMENT		
Furniture and Fixtures	$	315,665
Leasehold Improvements		66,537
Accumulated Depreciation		(229,334)
Total property and equipment	$	152,868
OTHER ASSETS		
Deposits	$	25,016
Right-of-use asset, net		640,638
Prepaid expense		152,618
Total other assets	$	818,272
Total assets	$	15,202,946
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note B)	$	234,743
Compensation payable		6,627,711
Current lease liability		231,613
Other accrued liabilities		943,730
Total current liabilities	$	8,037,797
LONG TERM LIABILITIES		
Deferred income tax	$	37,600
Lease liability, net of current		430,612
Total long term liabilities	$	468,212
Total liabilities	$	8,506,009
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY (NOTE F)		
Common stock, $ .10 par value, 20,000 shares authorized, 10,250 issued and outstanding	$	1,025
Additional paid-in capital		12,975
Retained earnings		6,682,937
Total stockholders' equity	$	6,696,937
Total liabilities and stockholders' equity	$	15,202,946

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cubicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives.

A summary of the investment in property and equipment as of December 31, 2021, net of accumulated depreciation, is as follows:

	2021
Furniture and Fixtures	$ 124,478
Leasehold Improvements	28,390
	$ 152,868

Depreciation expense charged to operations for the year ended December 31, 2021, was $48,799.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated compensation income and expenses reported on a trade date basis.

4. *Compensation, Compensation Receivable and Compensation Expense*

Compensation and related clearing expenses are recorded on a trade-date basis. As such, the Company records compensation revenue and expense on an accrual basis. Compensation receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2021, an allowance for bad debt of $23,231 is recorded.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or materials are produced. Advertising and marketing expense for the year ended December 31, 2021 was $78,167 including general administrative, and other expenses.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior, to 2018.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, compensation and representative receivables, clearing deposit, income tax receivable, prepaid expense, accounts payable, compensations payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

9. Leases

The Company is a lessee in a noncancelable operating lease. The operating lease asset is included as a right-of-use ("ROU") asset while the corresponding lease liability is included in operating lease liability in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the Dave Wickersham Estate, with Bernadette Wickersham as President, under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2017 the agreement was amended and with mutual consent between the Company and WMC, the fee is subject to Company management approval and for the year ended December 31, 2021, $360,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the majority shareholders of the Company. During 2021, the Company received from Advisors $508,000 for services provided by the Company to Advisors. The Company did not pay Advisors in 2021.

Capitas Financial, Inc.

The Company has a 1/40 ownership interest in Capitas Financial, Inc. ("Capitas"). During 2021, the Company recognized compensation revenue of $9,891,393 and compensation expense of $9,337,724 related to activity with Capitas. The compensation revenue and compensation expense accounted for approximately 8.25% of the Company's compensation revenue and 8.38% of the Company's compensation expense in 2021. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2021, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $3,160 for expenses paid on behalf of the Company.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE C – COMMITMENTS AND CONTINGENCIES

Lease

The Company has an operating lease for office space. The lease terminates in September 2024 and does not contain an option to either extend or terminate the lease. The Company utilized a discount rate of 1.83% which approximates the Company's incremental borrowing rate.

The components of lease expense for the year ended December 31, 2021 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 232,162
Interest on operating lease liabilities	$ 14,427
Total operating lease costs	$ 246,589

Supplemental statement of financial condition at December 31, 2021, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$1,326,870
Accumulated amortization	$ (686,232)
Right-of-use, net	$ 640,638

Maturities of lease liabilities at December 31, 2021, were as follows:

Year	Operating Leases
2022	$ 250,706
2023	$ 255,364
2024	$ 173,088
Total lease payments	$ 679,158
Less imputed interest	$ (16,933)
	$ 662,225

Risk

On occasion throughout the year and at December 31, 2021, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of December 31, 2021, total deposits of $8,069,186 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 6% of eligible compensation. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $156,908 for 2021.

Regulatory Disputes

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE D – NOTE PAYABLE – SBA LOAN

Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act created and funded the Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. On April 15, 2020, the Company applied for and received a PPP loan in the amount of $550,400, maturing on April 1, 2022 and bearing an interest rate of 1.00%. The required payments and interest on the loan were deferred and pending the partial or full forgiveness based on satisfying the terms and conditions of the program.

The portion of the loan that is forgiven by the SBA will be reflected as debt forgiveness income in the period in which forgiveness is granted.

On June 16, 2021, the Company received notification that the PPP loan and $6,528 of accrued interest was fully forgiven. The forgiven amount is recorded as gain on PPP loan forgiveness on the Statement of Operations.

NOTE E – INCOME TAXES

Deferred Income taxes arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The component of the provision for income tax expense for the year ended December 31, 2021, is as following:

	2021
Current Income Tax	$ 1,063,964
Deferred Income Tax	(12,100)
	$ 1,051,864

Deferred income tax of $37,600 is comprised of timing differences in depreciation expense at December 31, 2021.

NOTE F – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.66% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2021, the Company had net capital of $6,091,720, which was $5,632,784 in excess of the required net capital requirement of $458,936. The Company's aggregate indebtedness to net capital ratio was 1.13 to 1 as of December 31, 2021.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2021

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2021, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying footnotes were available for issuance.